Exhibit 2.1

AMENDMENT TO

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

This Amendment, dated as of December 12, 2007 (this “Amendment”), to the Agreement and Plan of Merger and Reorganization, dated as of October 7, 2007 (the “Agreement”), by and among Spansion Inc., a Delaware corporation (the “Parent”), Atlantic Star Merger Sub Ltd., an Israeli company and a wholly owned subsidiary of the Parent (“Merger Sub”), and Saifun Semiconductors Ltd., an Israeli company (the “Company”), is entered into by the Company, Parent and Merger Sub.

WHEREAS, Section 8.3 of the Agreement permits the parties to amend the Agreement by execution of an instrument in writing signed by each of Parent and the Company; and

WHEREAS, each of Parent, Merger Sub and the Company desires to amend the Agreement as provided herein.

NOW, THEREFORE, in consideration of the mutual agreements specified in this Amendment, Parent, Merger Sub and the Company hereby agree as follows:

1. Amendment of Section 5.12(a) of the Agreement. The first sentence of Section 5.12(a) of the Agreement is amended and restated in its entirety by the following:

“(a) The Company shall declare (subject to obtaining the Court Approval), and immediately prior to the Effective Time the Company shall pay, a cash distribution equal to $189,669,650 in the aggregate to all holders of record of Company Shares as of immediately prior to the Effective Time pro rata in accordance with their holdings of Company Shares (as the same may be adjusted pursuant to Section 5.12(c), the “Cash Distribution”, and the amount of such distribution payable in respect of each Company Share as of the record date shall be referred to as the “Per Share Cash Distribution Amount”).”

2. Amendment of Section 5.12(b) of the Agreement. Section 5.12(b) of the Agreement is amended by adding the following after the last sentence of such Section:

“Notwithstanding the foregoing, in the event that, after giving effect to any such adjustment, and after giving effect to any reduction to the Exchange Ratio that Parent may at its option elect to effect pursuant to Section 5.12(c) and any corresponding increase in Cash Distribution, and after giving effect to the issuance of the shares of Parent Common Stock to be issued to the holders of Company Shares and the conversion or assumption by the Parent of Company Share Options into Assumed Options, the representation and warranty of the Parent and Merger Sub set forth in the third sentence of Section 3.3 herein shall not be true and correct because the Transactions will not satisfy the requirements of NASDAQ Rule 4350(i)(1(C)(ii), the Company shall take steps to eliminate the applicability of said Rule to the Transactions by a combination of (x) causing certain Company Share Options to be cancelled and extinguished or (y) causing the per share exercise price for the Company Shares issuable upon exercise of certain Company Share Option to be reduced prior to making any adjustment pursuant to the first sentence of this Section 5.12(b) (following which there shall be no further adjustment to the number of Company Shares issuable upon exercise of such Company Share Options or the per share exercise price for the Company Shares issuable upon exercise of such Company Share Options pursuant to the first sentence of this Section 5.12(b)), and shall take all actions necessary (including making any required amendments and/or obtaining any required consents) in connection with any such cancellation and/or reduction. Prior to making the Cash Distribution and any such adjustment, cancellation and/or reduction, the Company shall provide Parent with the Company’s proposed treatment of each outstanding Company Share Option and Parent shall advise the Company as to whether such proposed adjustments, cancellations and/or reductions are in accordance with the requirements of the immediately preceding sentence. For purposes of clarity, the Company may determine that some Company Share Options shall be cancelled, the per share exercise price of other Company Share Options shall be reduced, and the balance of the Company Share Options shall be adjusted pursuant to the first sentence of this Section 5.12(b), so long as the requirements of this Section 5.12(b) are satisfied. Further, the Company shall comply with all applicable Legal Requirements in effecting the adjustments contemplated by this Section 5.12(b) and in canceling any Company Share Options. In the event that, for any reason, after giving effect to the foregoing adjustments, cancellations and/or reductions, the representation and warranty of the Parent and Merger Sub set forth in the third sentence of Section 3.3 herein is not true and correct in all respects because the Transactions will not satisfy the requirements of NASDAQ Rule 4350(i)(1(C)(ii), the Parent shall be entitled to take such further action as may be necessary to cause such representation and warranty to be true and correct in all respects, including any further adjustment or cancellation of Company Share Options or Assumed Options.”

3. Representations and Warranties. Each of the Company, Parent and Merger Sub represents and warrants that (i) it has the corporate power and authority to execute and deliver this Amendment, (ii) this Amendment has been duly and validly authorized by all necessary action of its Board of Directors and, with respect to the Company, the Company’s Board of Directors has unanimously approved this Amendment (except for Dr. Eitan, who abstained on matters in which he may have a personal interest), and (iii) this Amendment has been duly and validly executed and delivered and, assuming due authorization and execution by the other parties hereto, constitutes its legal, valid and binding obligation enforceable against it in accordance with its terms.

4. No Other Modification. The Agreement shall not be modified by this Amendment in any respect except as expressly set forth herein.

5. Governing Law. THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ANY OTHER CHOICE OF LAW OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF NEW YORK OR OTHERWISE) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF NEW YORK; PROVIDED, HOWEVER, THAT (I) MATTERS INVOLVING THE INTERNAL CORPORATE AFFAIRS OF THE PARENT, MERGER SUB OR THE COMPANY, SHALL BE GOVERNED BY THE LAWS OF THE

JURISDICTION IN WHICH SUCH CORPORATION OR COMPANY IS ORGANIZED, AND (II) PROVISIONS RELATED TO THE COURT APPROVAL, THE MERGER AND THE CASH DISTRIBUTION THAT ARE REQUIRED UNDER ISRAELI LAW TO BE GOVERNED BY ISRAELI LAW WILL BE SO GOVERNED.

6. Counterparts. This Amendment may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

7. Defined Terms. Capitalized terms used but not defined herein shall have the meaning assigned to them in the Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized respective officers as of the date first written above.

SPANSION INC.

By:	/s/ Robert Melendres
Name:	Robert Melendres
Title:	Executive Vice President and Chief Legal Officer

ATLANTIC STAR MERGER SUB LTD.

By:	/s/ Robert Melendres
Name:	Robert Melendres
Title:	Authorized Signatory

SAIFUN SEMICONDUCTORS LTD.

By:	/s/ Dr. Boaz Eitan
Name:	Dr. Boaz Eitan
Title:	Chief Executive Officer and Chairman

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